                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       Anchor Glass Container Corporation
             (Exact name of registrant as specified in its charter)

                      Delaware                                                        59-3417812
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      (State of incorporation or organization)                           (I.R.S. Employer Identification No.)

                  One Anchor Plaza
             4343 Anchor Plaza Parkway
                   Tampa, Florida                                                     33634-7513
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      (Address of principal executive offices)                                        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:
                Title of each class                                         Name of each exchange on which
                to be so registered                                         each class is to be registered
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                        None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates:

------------------------------------------
         (if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)

Item 1.    Description of Securities to be Registered

                          SUMMARY OF RIGHTS TO PURCHASE

                                 PREFERRED STOCK


                  The Board of Directors of Anchor Glass Container Corporation (the "Company") has declared a dividend distribution of one Right for each outstanding share of Common Stock, $0.10 par value (the "Common Stock"), of the Company. The distribution is payable to holders of record on September 26, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $0.01 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

Distribution Date; Transfer of Rights

                  Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons, subject to certain exceptions (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock or
(ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 15% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common

Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights Agreement provides that, as defined therein, the term "Acquiring Person" shall not include any current beneficial owner of Voting Stock as of September 26, 2001, but only if such person does not acquire, and is not deemed under the Rights Agreement to have acquired, beneficial ownership of any additional Voting Stock.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 26, 2003, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Preferred Stock

                  In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, one one-thousandth of a share of Preferred Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exchange of Rights

                  At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Preferred Stock" above, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person, which shall have become void), in whole or in part, at an exchange ratio of one one-thousandth of a share of Preferred Stock per Right (subject to adjustment).

Redemption of Rights

                  At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Rights Holder Not a Stockholder

                  Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock

                  The Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Preferred Stock will be entitled to dividends equal to 10,000 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $0.01 (plus accrued and unpaid dividends) or, if greater, an amount equal to 10,000 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and will be entitled to 10,000 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 10,000 times the aggregate amount of stock, securities, cash and/or other property into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of ten shares of Common Stock.

Amendments to Terms of the Rights

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights.

                  A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.    Exhibits
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  1. Form of Rights Agreement, dated as of September 26, 2001, between Anchor Glass Container Corporation and Continental
           Stock Transfer & Trust Company, as Rights Agent

  2.       Form of Certificate of Designation, Preferences and Relative,
           Participating, Optional or Other Rights, and the
           Qualifications, Limitations or Restrictions thereof of the Series C Junior Participating Preferred Stock (incorporated by reference to Exhibit A to the Rights Agreement)

  3.       Form of Right Certificate (incorporated by reference to
           Exhibit B to the Rights Agreement)

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duty caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         ANCHOR GLASS CONTAINER CORPORATION


                                         By: /s/ L.M. Murray
                                            -----------------------------------
                                            Name:  Lawrence M. Murray
                                            Title: SR. V.P. Finance

  Dated:  September 26, 2001

                                  EXHIBIT INDEX

Number              Description
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1        Form of Rights Agreement, dated as of September 26, 2001, between
         Anchor Glass Container Corporation and Continental Stock Transfer &
         Trust Company, as Rights Agent

2        Form of Certificate of Designation, Preferences and Relative,
         Participating, Optional or Other Rights, and the Qualifications,
         Limitations or Restrictions thereof of the Series C Junior
         Participating Preferred Stock (incorporated by reference to Exhibit A to the Rights Agreement)

3 Form of Right Certificate (incorporated by reference to Exhibit B to the Rights Agreement)